Exhibit 99.1

OneSmart Announces New Officer Promotion and Director Change

SHANGHAI, June 1, 2019 /PRNewswire/ — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), a leading premium K-12 after-school education service provider in China, today announced that its board of directors has appointed Mr. Honggang (Greg) Zuo as the Chief Financial Officer, Chief Strategic Officer and a member of the board of directors of the Company (the “Board”), effective immediately.  Mr. Dong Li, OneSmart’s former Chief Financial Officer and director, will no longer serve as a member of the Board for personal reasons, effective immediately.

Mr. Zuo previously served as a member of the Board from September 2017 to February 2018. Mr. Zuo was an executive director of Asian Special Situations Group of Goldman Sachs. Prior to that, he worked as an investment executive of Intermediate Capital Group in China, vice president of GE Capital in the United States, and director of MasterCard in the United States. In his earlier career, Mr. Zuo worked for PricewaterhouseCoopers in China. Mr. Zuo received his bachelor’s degree in international business from Shanghai Jiao Tong University in 1998 and his master’s degree in business administration from MIT Sloan School of Management in 2004.

“I’d like to warmly welcome Greg to the management team and the Board,” commented Mr. Xi (Steve) Zhang, Chairman and Chief Executive Officer of OneSmart. “Greg brings with him nearly two decades of experience in corporate finance, mergers and acquisitions, and corporate strategy. His deep understanding of the industry, solid experience in corporate finance and governance, and expertise on capital markets will greatly benefit OneSmart as we move into the next phase of growth.”

Mr. Zhang added, “On behalf of the Board and management team, I would like to thank Dong for his remarkable services and wish him continued success in his future endeavors.”

“I am excited to join OneSmart as its Chief Financial Officer and Chief Strategic Officer,” said Mr. Zuo. “I have known Steve and some of the key members of the management team for more than a decade. I am honored to join the team at this exciting time when the Company enters a new stage of expansion and operational ramp-up. I look forward to working with Steve, the rest of the management team, and our impressive employees.”

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading diversified premium K-12 education company in China. Since commencement of our business, our vision is to build the most trusted “Third Classroom” outside of home and school and our mission is to bring out the utmost learning power in each student by cultivating his or her study motivation, capability and perseverance, and enable our students to pursue their life-long success. Our company culture is centered on the core values of customer focus, execution, innovation and teamwork.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business (exam preparation, overseas study consultation, and study camps), HappyMath (3 to 8 years old kids mathematics training), and FasTrack English (3 to 8 years old kids English training). The Company also strategically incubated and invested in online education service providers including Yimi Online Tutoring (online premium K-12 tutoring), UUABC (online kids English training), and BestMath (online kids mathematics training). As of February 28, 2019, OneSmart operated a nationwide network of 401 study centers across 42 cities in China.

For more information on OneSmart, please visit http://www.onesmart.investorroom.com.

For more information, please contact:

OneSmart
Ms. Rebecca Shen
+86-21-5255-9339 ext. 8139
ir@onesmart.org

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In the United States
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com